Form 603

Corporations Act 2001

Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Alterity Therapeutics ltd (ATH)
ACN/ARSN	080 699 065

1. Details of substantial holder (1)

Name	Regal Funds Management Pty Ltd and its associates (see Annexure 1)
ACN/ARSN (if applicable)	-

The holder became a substantial holder on **4/04/2025**

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	1,255,948,179	1,255,948,179	*13.76

*The % substantial is based on the shares on issue of 9,127,370,686 as disclosed by the Company on 07-04-2025.

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
REGAL FUNDS MANAGEMENT PTY LIMITED	REGAL FUNDS MANAGEMENT PTY LIMITED HAS A RELEVANT INTEREST IN ITS CAPACITY AS INVESTMENT MANAGER AND/OR TRUSTEE	1,255,948,179 ORDINARY
REGAL PARTNERS LIMITED	CONTROLLER OF REGAL FUNDS MANAGEMENT PTY LIMITED	1,255,948,179 ORDINARY

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Regal Funds Management Pty Ltd and its associates	UBS NOMINEES PTY LTD	UBS AG, AUSTRALIA BRANCH	Power to control the exercise of a power to dispose of securities	985,399,096 ORDINARY	985,399,096
Regal Funds Management Pty Ltd and its associates	MERRILL LYNCH (AUS) NOMINEES PTY LTD	MERRILL LYNCH INTERNATIONAL LIMITED	Power to control the exercise of a power to dispose of securities	36,896,664 ORDINARY	36,896,664

Regal Funds Management Pty Ltd and its associates	J.P. MORGAN PRIME NOMINEES LTD	J.P MORGAN SECURITIES PLC	Power to control the exercise of a power to dispose of securities	98,555,754 ORDINARY	98,555,754
Regal Funds Management Pty Ltd and its associates	J.P. MORGAN NOMINEES AUSTRALIA LTD	J.P MORGAN NOMINEES AUSTRALIA LTD	Power to control the exercise of a power to dispose of securities	88,200,000 ORDINARY	88,200,000
Regal Funds Management Pty Ltd and its associates	CITICORP NOMINEES PTY LIMITED	CITIGROUP GLOBAL MARKETS LIMITED	Power to control the exercise of a power to dispose of securities	46,896,665 ORDINARY	46,896,665

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)	Class and number of securities
	See Annexure 2		

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
REGAL PARTNERS LIMITED	100% OWNER OF REGAL FUNDS MANAGEMENT PTY LIMITED

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
REGAL FUNDS MANAGEMENT PTY LIMITED	LEVEL 47, GATEWAY, 1 MACQUARIE PLACE, SYDNEY NSW 2000
REGAL PARTNERS LIMITED	LEVEL 47, GATEWAY, 1 MACQUARIE PLACE, SYDNEY NSW 2000

Signature

print name Kenny Ho capacity Company Secretary

sign here Kenny **date** 8/04/2025

Annexure 1

Details of Substantial Holders

ACN	Name
107 576 821	REGAL FUNDS MANAGEMENT PTY LIMITED
129 188 450	REGAL PARTNERS LIMITED

Annexure 2

Changes in Relevant Interests

Date	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Number of securities affected	Class of securities	Persons votes affected
17/02/2025	Regal Funds Management Pty Limited (and Regal Partners Limited by virtue of control of Regal Funds Management Pty Limited)	Buy	3623453.24	329404840	Ordinary	329404840
31/03/2025	Regal Funds Management Pty Limited (and Regal Partners Limited by virtue of control of Regal Funds Management Pty Limited)	Buy	90000.00	10000000	Ordinary	10000000
4/04/2025	Regal Funds Management Pty Limited (and Regal Partners Limited by virtue of control of Regal Funds Management Pty Limited)	Buy	10156776.73	923343339	Ordinary	923343339